July 6, 2011

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Attention:  Dana Brown

RE:                      Sport Tech Enterprises, Inc.

Delaying Amendment for Sport Tech Enterprises, Inc. (the Registrant”) Registration Statement on Form S-1 (the “Registration Statement”) (File No. 333-175306)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2011.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

If you have any questions or comments, please do not hesitate to contact me at (702) 686-3546 or Donald J. Stoecklein, Esq. (619) 704-1310.

Sport Tech Enterprises, Inc.

/s/ Andrew I. Widme
By: Andrew I. Widme
Title: President